UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): March 28, 2019

BRIX REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

3090 Bristol Street, Suite 550, Costa Mesa, CA	92626
(Full mailing address of principal executive offices)	(ZIP Code)

(855) 742-4862

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 3.	Material Modification to Rights of Securityholders

Shareholder Repurchase Program

On March 28, 2019, the board of directors of BRIX REIT, Inc. (the “Company”) approved an amendment to the Company’s Share Repurchase Program that increased the limitation on the number of shares that the Company can repurchase from 5% of the weighted average number of shares of common stock outstanding during the prior calendar year to 20% of the weighted average number of shares of common stock outstanding during the prior 12 months.

Item 9.	Other Events

Shareholder Distributions

On March 28, 2019, the board of directors of the Company declared distributions based on daily record dates for the period April 1, 2019 through June 30, 2019 at a rate of $0.0008219 per share per day on the outstanding shares of the Company’s common stock, which the Company will pay on a monthly basis on the 21st day following the end of each month, except for the June dividend which will be paid on July 22, 2019. The daily dividend rate of $0.0008219 per share of common stock per day reflects an annualized distribution of $0.30 per share, which is consistent with distributions paid during 2018 and to date in 2019.

Safe Harbor Statement

The amount of future distributions, and the declaration and payment thereof, will be determined by the Company’s board of directors based on the Company’s financial condition and such other factors as the board of directors deems relevant. The Company’s operating performance and the timing and amount of future distributions and the amount of future repurchases under the share Repurchase Program are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated April 17, 2018 (which includes our Offering Circular), filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and Offering Circular supplements filed with the SEC, all of which are accessible on the SEC’s website at www.sec.gov.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIX REIT, INC.

By:	/s/ RAYMOND J. PACINI
Raymond J. Pacini
Chief Financial Officer

Date: March 28, 2019